

Mail Stop 3720

October 15, 2015

Kent B. Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

>   **Re: Alpine 4 Technologies Ltd.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed September 18, 2015**
>   **File No. 333-199840**

Dear Mr. Wilson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2015 letter.

Cautionary Note Regarding Forward Looking Statements, page 18

1.   Please revise to delete the reference to the Private Securities Litigation Reform Act insofar as its safe harbor provision is inapplicable to initial public offerings.

Recent Developments

Sale of Shares; Proceeds to be Used for Closing of AutoTek Asset Purchase Transaction, page 43

2.   We note your response to comment 5. It appears that the Restricted Stock Purchase Agreement has not been filed as an exhibit to your filing. Please advise or revise.

Principal Holders of Voting Securities, page 50

3.   Please revise your beneficial ownership chart to include separate columnar disclosure for your Series B common shares. Please refer to Item 403 of Regulation S-K.

Note 5- Stockholders' Equity

4.   We note that total shares issued and outstanding were 84,850,390 per Note 5, which did not agree with the balance of 85,050,390 in the statement of stockholders' deficit. Please reconcile or advice accordingly.

5.   We note that total shares issued for services were 152,500,000 per Note 5, which did not agree with the 152,750,000 shares specified in the statement of stockholders' deficit. Please reconcile or advice accordingly.

Alpine 4 Technologies Ltd. And AutoTek Incorporated

Notes to Pro Forma Consolidated Financial Statements

Note 1 – Basis of Presentation, page PF-4

6.   We note your response to our comment 8.

   • Please disclose, as described in your response, that management believes it is probable that more than 50% of outstanding shares of AutoTek will be exchanged for Alpine 4 shares.

   • Clearly disclose what the impact would be if less than 50% of the outstanding shares of AutoTek are exchanged for Alpine 4 shares.

   • You indicated that the only changes on the pro forma financial statements would be the non-controlling interest if the exchanged shares are more or less than 75%. In this regard, please disclose in quantified detail, the range of the pro forma non-controlling interest and the range of the pro forma net loss attributable to Alpine 4 if the exchanged shares are between 50.1% and 100%.

7.   With respect to the adjustment "a" & "b", Please disclose:

   • The number of Alpine 4 shares that will be sold to raise $30,000 of cash, and how you determined the fair value of the share price;

   • The detail regarding $12,530 and $(78,254) adjustments made to the common stock and additional paid in capital, respectively.

Kent B. Wilson
Alpine 4 Technologies Ltd.
October 15, 2015
Page 3

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                    Sincerely,

                    /s/ Robert S. Littlepage, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications

cc: C. Parkinson Lloyd, Esq.
          Kirton McConkie PC